

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Lloyd A. Hajdik
Chief Financial Officer
Oil States International, Inc.
Three Allen Center
333 Clay Street, Suite 4620
Houston, TX 77002

>   **Re: Oil States International, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2021**
>   **Form 10-Q for interim period ended June 30, 2022**
>   **Filed February 22, 2022 and July 28, 2022**
>   **Form 8-K filed July 27, 2022**
>   **File Nos. 001-16337**

Dear Mr. Hajdik:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed July 27, 2022

Exhibit 99.1 Press Release dated July 27, 2022, page 1

1.   Your calculations of Consolidated EBITDA along with your segment non-GAAP financial measures of Segment EBITDA and Adjusted Segment EBITDA include adjustments outside of interest, taxes, depreciation and amortization. Please revise the titles of these non-GAAP financial measures to further distinguish them from EBITDA. Additionally, in future periodic filings when presenting segment-based non-GAAP financial measures, ensure that such measures are not disclosed more prominently than the most directly comparable measure calculated in accordance with GAAP on a segment basis, which appears to be Operating income. Refer to Questions 103.01 and 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Form 10-Q for interim period ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Unaudited Consolidated Results of Operations, page 26

2.   We note your statement that you continue to experience impacts of decreased pricing for your products due to market and inflationary pressures, supply chain disruptions, and others. However we note that your consolidated and segment operating results do not appear to quantify these impacts on your revenues or cost of revenues (exclusive of depreciation and amortization expense). In future periodic filings, please discuss and quantify material changes impacting your results of operations, including to the extent possible, how these issues have impacted your revenues, cost of revenues, and/or liquidity; refer to Item 303 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at (202) 551-3395 or Mark Rakip at (202) 551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction